Exhibit 99.100

FORM 13-501F2

CLASS 2 REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Mark Gelmon, an officer of the reporting issuer noted below have examined this Form 13-501F2 (the Form) being submitted hereunder to the Alberta Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

“Mark Gelmon”	October 20,2020
Name: Mark Gelmon	Date:
Title: CFO

Reporting Issuer Name:	Carbon Streaming Corporation
End date of previous financial year:	June 30, 2020

Financial Statement Values:

(Use stated values from the audited financial statements of the reporting issuer as of the end of its previous financial year)

Retained earnings or deficit	$-16,255,594	(A)

Contributed surplus	$1,885,388.00	(B)

Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	$14,551,527	(C)

Non-current borrowings (including the current portion)	$0.00	(D)

Finance leases (including the current portion)	$0.00	(E)

Non-controlling interest	$0.00	(F)

Items classified on the statement of financial position as non-current liabilities (and not otherwise listed above)	$0.00	(G)

Any other item forming part of equity and not set out specifically above	$0.00	(H)

Capitalization for the previous financial year
(Add items (A) through (H))	$181,321.00

Participation Fee	$400.00

Late Fee, if applicable	$0.00

Total Fee Payable
(Participation Fee plus Late Fee)	$400.00